東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04035220

17th June, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 16th June, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT

On 15 June 2004, the Company was informed by PEL that the PEL Board had resolved that PEL be wound up pursuant to Section 228A of the Companies Ordinance.

The winding up of PEL will result in the utilisation of cash and bank deposits of the Group in making repayment of a banking facility of approximately HK$28.2 million (including principal and interest accrued up to 30 April 2004) granted to PEL and guaranteed by the Group upon demand by the bank. However, the Board considers that such repayment would not have a material adverse impact on the Group.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

BACKGROUND

On 15 June 2004, the Company was informed by PEL that the PEL Board had resolved that PEL be wound up pursuant to Section 228A of the Companies Ordinance and that Mr. Desmond Chung Seng Chiong and Mr. Roderick John Sutton of Ferrier Hodgson Limited be appointed as the joint and several provisional liquidators of PEL.

PEL is a wholly-owned subsidiary of PEHL. It was in operation up to 15 June 2004 and the provisional liquidators are reviewing the affairs of PEL and will take such further steps as appropriate for the winding up of PEL. The Company holds a 51% indirect beneficial interest in PEHL, and the remaining 49% is held by Polyrich Profits Limited which, as far as the Company is aware, is wholly owned by Mr. Leung. Mr. Leung is also a director of each of PEHL and PEL.

According to the audited consolidated accounts of the Group and the unaudited accounts of PEL (both as at and for the year ended 31 December 2003), PEL is a "major subsidiary" of the Company within the meaning of Rule 13.25(2) of the Listing Rules since the unaudited revenue of PEL represented approximately 40% of the total audited consolidated revenue of the Group for the year ended 31 December 2003.

The Board does not expect any material adverse impact on the Group arising from the winding up of PEL except for the potential demand for repayment of a banking facility of approximately HK$28.2 million (including principal and interest accrued up to 30 April 2004) granted by a bank to PEL. The banking facility has already been secured by an investment property of and guarantee given by the Group. The repayment of such banking facility resulting from any such demand in the event of the winding up of PEL will result in the utilisation of the cash and bank deposits of the Group, which amounted to approximately HK$199 million as at 31 December 2003, in making such repayment. However, the Board considers that such repayment would not have a could not by reason of its enormous liabilities continue its business, and the PEL Board further considered that the winding up should be commenced under Section 228A of the Companies Ordinance as it was not reasonably practicable for the winding up to be commenced under another section of the Companies Ordinance.

The Directors consider that, while the unaudited revenue of PEL accounted for approximately 40% of the total audited consolidated revenue of the Group for the year ended 31 December 2003, it has been loss-making since the financial year ended 31 December 1998 and it is therefore in the interest of the Group for PEL to be wound up so that resources of the Group can be better deployed to other businesses with a view to generating profits for the Group.

Apart from the Polycrown Group, each of Virtyre, ZOBHP and certain members of the Jaeger Group and the Enful Group is also considered as a "major subsidiary" of the Company (as defined in Rule 13.25(2) of the Listing Rules). Virtyre is principally engaged in property leasing business in Hong Kong. ZOBHP is principally engaged in property development in the PRC. The Enful Group is principally engaged in the business of manufacturing, sale and installation of fire doors and fire proof materials and products, fitting out works, environmental construction engineering and protection projects in Hong Kong and the PRC. The Jaeger Group is principally engaged in the manufacturing and distribution of industrial lubricants.

As stated in the 2003 annual report of the Company, the Group aims at disposing of its under-performing businesses while retaining projects and assets that will contribute to the Group's future prospects. Therefore, the Board considers that the commencement of winding up by PEL in view of its loss-making nature will not be against the interests of the Company and its shareholders as a whole.

The principal activities of the Group include: (i)

Group, which amounted to approximately HK$199 million as at 31 December 2003, in making such repayment. However, the Board considers that such repayment would not have a material adverse impact on the Group. The total maximum potential liability of the Group as a result of the winding up of PEL is expected to be approximately HK$28.2 million, which is the potential repayment of the banking facility guaranteed by the Group as referred to above.

Mr. Leung has executed various deeds of indemnity and deeds of counter-indemnity in favour of the Group to guarantee 49% of the loans (including interest accrued thereon) advanced by the Group to the members of the Polycrown Group (the total outstanding principal of which amounted to HK$7,617,000 as at the date of this announcement) and to indemnify 49% of all losses arising out of any guarantees or securities provided by the Group in securing facilities granted to PEHL, PEL or any of the members of the Polycrown Group, which currently consists of the banking facility mentioned above only. The Group has already made demands against Mr. Leung in respect of his liabilities under such deeds of indemnity and deeds of counter-indemnity in the aggregate amount of approximately HK$4,351,000, representing 49% of the loans advanced together with interest accrued up to 1 June 2004 but without taking into account the indemnity in relation to the guarantee provided by the Group to secure the HK$28.2 million banking facility.

The Group has also issued a statutory demand in the sum of approximately HK$2,151,000 against PEHL on 28 May 2004. If PEHL fails to meet the statutory demand within the prescribed period of 21 days, it is currently intended that the Group will petition for the winding up of PEHL which is also a major subsidiary of the Company (as defined under the Listing Rules). Further announcement will be made if and when a petition is filed against PEHL.

The Company will make further announcement(s) in the event of any material development in this matter.

INFORMATION ON THE POLYCROWN GROUP

The Polycrown Group, which consists of, among others, PEHL and PEL, is principally engaged in the electrical and mechanical engineering works relating to fire services, plumbing and drainage and industrial production plant, engineering design, site management, equipment supply and installation in Hong Kong and the PRC.

For the year ended 31 December 2003, the unaudited net losses before and after taxation of PEL were both approximately HK$9,949,000. For the year ended 31 December 2002, the audited net losses before and after taxation of PEL were approximately HK$69,556,000 and HK$70,594,000 respectively. The unaudited and audited negative net tangible assets of PEL were approximately HK$130,256,000 and HK$120,307,000 as at 31 December 2003 and 31 December 2002 respectively. Since PEL is held by the Company indirectly through intermediate holding companies, no investment cost of PEL is recorded on the Company's books.

REASONS FOR THE WINDING UP OF PEL

The Group issued various statutory demands on 11 May 2004 against PEL for the repayment of various sums owing by PEL to the Group in the aggregate amount of approximately HK$9,371,000, and PEL has failed to make any payments in accordance with such demands. The Company was informed by PEL that the PEL Board had resolved on 15 June 2004 that PEL be wound up pursuant to Section 228A of the Companies Ordinance because it was considered that PEL making nature will not be against the interests of the Company and its shareholders as a whole.

The principal activities of the Group include: (i) manufacturing and trading of industrial lubricant products and doors and timber products; (ii) specialised construction contracting for electrical and mechanical engineering projects and construction and environmental protection projects; and (iii) property development and leasing.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Board"	the board of Directors (including the independent non-executive Directors) of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Companies Ordinance"	Companies Ordinance (Chapter 32, Laws of Hong Kong)
"Directors"	the directors (including the independent non-executive directors) of the Company
"Enful Group"	Enful Holdings Limited and its subsidiaries
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Jaeger Group"	Jaeger Oil & Chemical Holdings Limited and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Leung"	Mr. Leung Pok Ching
"PEHL"	Polycrown Engineering (Holdings) Limited, an indirect 51%-owned subsidiary of the Company
"PEL"	Polycrown Engineering Limited, a wholly-owned subsidiary of PEHL
"PEL Board"	the board of directors of PEL
"Polycrown Group"	PEHL and its subsidiaries which include PEL
"PRC"	People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Virtyre"	Virtyre Limited, a wholly-owned subsidiary of the Company
"ZOBHP"	Zhuhai (Oriental) Blue Horrison Properties Company Limited, a company established in the PRC and a wholly-owned subsidiary of the Company

By order of the Board of
ONFEM HOLDINGS LIMITED
Wang Xingdong
Managing Director

Hong Kong, 16 June 2004

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT

On 15 June 2004, the Company was informed by PEL that the PEL Board had resolved that PEL be wound up pursuant to Section 228A of the Companies Ordinance.

The winding up of PEL will result in the utilisation of cash and bank deposits of the Group in making repayment of a banking facility of approximately HK$28.2 million (including principal and interest accrued up to 30 April 2004) granted to PEL and guaranteed by the Group upon demand by the bank. However, the Board considers that such repayment would not have a material adverse impact on the Group.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

BACKGROUND

On 15 June 2004, the Company was informed by PEL that the PEL Board had resolved that PEL be wound up pursuant to Section 228A of the Companies Ordinance and that Mr. Desmond Chung Seng Chiong and Mr. Roderick John Sutton of Ferrier Hodgson Limited be appointed as the joint and several provisional liquidators of PEL.

PEL is a wholly-owned subsidiary of PEHL. It was in operation up to 15 June 2004 and the provisional liquidators are reviewing the affairs of PEL and will take such further steps as appropriate for the winding up of PEL. The Company holds a 51% indirect beneficial interest in PEHL, and the remaining 49% is held by Polyrich Profits Limited which, as far as the Company is aware, is wholly owned by Mr. Leung. Mr. Leung is also a director of each of PEHL and PEL.

According to the audited consolidated accounts of the Group and the unaudited accounts of PEL (both as at and for the year ended 31 December 2003), PEL is a "major subsidiary" of the Company within the meaning of Rule 13.25(2) of the Listing Rules since the unaudited revenue of PEL represented approximately 40% of the total audited consolidated revenue of the Group for the year ended 31 December 2003.

The Board does not expect any material adverse impact on the Group arising from the winding up of PEL except for the potential demand for repayment of a banking facility of approximately HK$28.2 million (including principal and interest accrued up to 30 April 2004) granted by a bank to PEL. The banking facility has already been secured by an investment property of and guarantee given by the Group. The repayment of such banking facility resulting from any such demand in the event of the winding up of PEL will result in the utilisation of the cash and bank deposits of the Group, which amounted to approximately HK$199 million as at 31 December 2003, in making such repayment. However, the Board considers that such repayment would not have a could not by reason of its enormous liabilities continue its business, and the PEL Board further considered that the winding up should be commenced under Section 228A of the Companies Ordinance as it was not reasonably practicable for the winding up to be commenced under another section of the Companies Ordinance.

The Directors consider that, while the unaudited revenue of PEL accounted for approximately 40% of the total audited consolidated revenue of the Group for the year ended 31 December 2003, it has been loss-making since the financial year ended 31 December 1998 and it is therefore in the interest of the Group for PEL to be wound up so that resources of the Group can be better deployed to other businesses with a view to generating profits for the Group.

Apart from the Polycrown Group, each of Virtyre, ZOBHP and certain members of the Jaeger Group and the Enful Group is also considered as a "major subsidiary" of the Company (as defined in Rule 13.25(2) of the Listing Rules). Virtyre is principally engaged in property leasing business in Hong Kong. ZOBHP is principally engaged in property development in the PRC. The Enful Group is principally engaged in the business of manufacturing, sale and installation of fire doors and fire proof materials and products, fitting out works, environmental construction engineering and protection projects in Hong Kong and the PRC. The Jaeger Group is principally engaged in the manufacturing and distribution of industrial lubricants.

As stated in the 2003 annual report of the Company, the Group aims at disposing of its under-performing businesses while retaining projects and assets that will contribute to the Group's future prospects. Therefore, the Board considers that the commencement of winding up by PEL in view of its loss-making nature will not be against the interests of the Company and its shareholders as a whole.

The principal activities of the Group include: (i)

Group, which amounted to approximately HK$199 million as at 31 December 2003, in making such repayment. However, the Board considers that such repayment would not have a material adverse impact on the Group. The total maximum potential liability of the Group as a result of the winding up of PEL is expected to be approximately HK$28.2 million, which is the potential repayment of the banking facility guaranteed by the Group as referred to above.

Mr. Leung has executed various deeds of indemnity and deeds of counter-indemnity in favour of the Group to guarantee 49% of the loans (including interest accrued thereon) advanced by the Group to the members of the Polycrown Group (the total outstanding principal of which amounted to HK$7,617,000 as at the date of this announcement) and to indemnify 49% of all losses arising out of any guarantees or securities provided by the Group in securing facilities granted to PEHL, PEL or any of the members of the Polycrown Group, which currently consists of the banking facility mentioned above only. The Group has already made demands against Mr. Leung in respect of his liabilities under such deeds of indemnity and deeds of counter-indemnity in the aggregate amount of approximately HK$4,351,000, representing 49% of the loans advanced together with interest accrued up to 1 June 2004 but without taking into account the indemnity in relation to the guarantee provided by the Group to secure the HK$28.2 million banking facility.

The Group has also issued a statutory demand in the sum of approximately HK$2,151,000 against PEHL on 28 May 2004. If PEHL fails to meet the statutory demand within the prescribed period of 21 days, it is currently intended that the Group will petition for the winding up of PEHL which is also a major subsidiary of the Company (as defined under the Listing Rules). Further announcement will be made if and when a petition is filed against PEHL.

The Company will make further announcement(s) in the event of any material development in this matter.

INFORMATION ON THE POLYCROWN GROUP

The Polycrown Group, which consists of, among others, PEHL and PEL, is principally engaged in the electrical and mechanical engineering works relating to fire services, plumbing and drainage and industrial production plant, engineering design, site management, equipment supply and installation in Hong Kong and the PRC.

For the year ended 31 December 2003, the unaudited net losses before and after taxation of PEL were both approximately HK$9,949,000. For the year ended 31 December 2002, the audited net losses before and after taxation of PEL were approximately HK$69,556,000 and HK$70,594,000 respectively. The unaudited and audited negative net tangible assets of PEL were approximately HK$130,256,000 and HK$120,307,000 as at 31 December 2003 and 31 December 2002 respectively. Since PEL is held by the Company indirectly through intermediate holding companies, no investment cost of PEL is recorded on the Company's books.

REASONS FOR THE WINDING UP OF PEL

The Group issued various statutory demands on 11 May 2004 against PEL for the repayment of various sums owing by PEL to the Group in the aggregate amount of approximately HK$9,371,000, and PEL has failed to make any payments in accordance with such demands. The Company was informed by PEL that the PEL Board had resolved on 15 June 2004 that PEL be wound up pursuant to Section 228A of the Companies Ordinance because it was considered that PEL making nature will not be against the interests of the Company and its shareholders as a whole.

The principal activities of the Group include: (i) manufacturing and trading of industrial lubricant products and doors and timber products; (ii) specialised construction contracting for electrical and mechanical engineering projects and construction and environmental protection projects; and (iii) property development and leasing.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Board"	the board of Directors (including the independent non-executive Directors) of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Companies Ordinance"	Companies Ordinance (Chapter 32, Laws of Hong Kong)
"Directors"	the directors (including the independent non-executive directors) of the Company
"Enful Group"	Enful Holdings Limited and its subsidiaries
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Jaeger Group"	Jaeger Oil & Chemical Holdings Limited and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Leung"	Mr. Leung Pok Ching
"PEHL"	Polycrown Engineering (Holdings) Limited, an indirect 51%-owned subsidiary of the Company
"PEL"	Polycrown Engineering Limited, a wholly-owned subsidiary of PEHL
"PEL Board"	the board of directors of PEL
"Polycrown Group"	PEHL and its subsidiaries which include PEL
"PRC"	People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Virtyre"	Virtyre Limited, a wholly-owned subsidiary of the Company
"ZOBHP"	Zhuhai (Oriental) Blue Horrison Properties Company Limited, a company established in the PRC and a wholly-owned subsidiary of the Company

By order of the Board of
ONFEM HOLDINGS LIMITED
Wang Xingdong
Managing Director

Hong Kong, 16 June 2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

公佈

於二零零四年六月十五日，本公司接獲PEL通知PEL董事會已通過根據公司條例第228A條將PEL清盤。

PEL清盤將導致本集團被一家銀行要求清還一筆授予PEL(並獲本集團擔保)約28,200,000港元(合計至二零零四年四月三十日之本金及應付利息)之銀行信貸，而本集團將以現金及銀行存款作清還。然而，董事會認為該還款不會對本集團造成任何重大不良影響。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

背景

於二零零四年六月十五日，本公司接獲PEL通知PEL董事會已通過根據公司條例第228A條將PEL清盤及富理誠有限公司之蔣宗淼先生及Roderick John Sutton先生已獲委任為PEL之聯席及個別臨時清盤人。

PEL為PEHL之全資附屬公司。PEL營業至二零零四年六月十五日，而臨時清盤人正檢閱PEL之事務並將執行有關將PEL清盤之適當行動。本公司間接持有PEHL 51%實益權益，其餘49%由Polyrich Profits Limited持有。據本公司所知，其為由梁先生全資擁有之公司。梁先生亦分別為PEHL及PEL之董事。

根據本集團之經審核綜合賬目及PEL之未經審核賬目(均於及截至二零零三年十二月三十一日止年度)，由於PEL之未經審核收益佔本集團於二零零三年十二月三十一日止年度之經審核綜合總收益約40%，根據上市規則第13.25(2)條，PEL被界定為本公司之"主要附屬公司"。

PEL清盤可能導致一家銀行要求清還一筆授予PEL約28,200,000港元(含計至二零零四年四月三十日之本金及應付利息)之銀行信貸，惟董事會不預期PEL清盤將會對本集團造成任何重大不良影響。該銀行信貸已由本集團之一項投資物業及擔保書作抵押。倘因PEL清盤而被要求清還該銀行信貸，本集團將以現金及銀行存款(於二零零三年十二月三十一日約為199,000,000港元)作清還。然而，董事會認為該還款不會對本集團造

儘管PEL之未經審核收益佔本集團於二零零三年十二月三十一日止年度之經審核綜合總收益約40%，董事會考慮到其自截至一九九八年十二月三十一日止之財政年度起已經持續虧損，因此，PEL清盤符合本集團之利益，因本集團可將資源更有效地分配在其他能為本集團帶來利潤之業務上。

除多利加集團外，Virtyre、海天置業及積架集團和銀豐集團之若干成員公司均為本公司之"主要附屬公司"(定義見上市規則第13.25(2)條)。Virtyre主要於香港從事房地產租賃業務。海天置業主要於中國從事房地產發展。銀豐集團主要於香港及中國從事製造、銷售及安裝防火門與防火材料及產品、室內工程、環保建築工程及保護項目之業務。積架集團主要從事工業潤滑油產品生產及分銷。

誠如本公司於二零零三年年報所載述，本集團致力清除不良資產及保留對本集團發展有利之項目和資產。因此，董事會認為PEL因虧損而進行清盤並不違反本公司及其股東之整體利益。

本集團之主要業務包括：(i) 工業潤滑油產品與門類及木製品之製造及貿易；(ii) 機電工程項目與建築及環境保護項目之專業建築業務；及(iii) 房地產發展及租賃。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事名單

而被要求清還該銀行信貸，本集團將以現金及銀行存款（於二零零三年十二月三十一日約為199,000,000港元）作清還。然而，董事會認為該還款不會對本集團造成重大不良影響。本集團因PEL清盤而引致之最高潛在責任總額預期約為28,200,000港元，即上述可能須清還由本集團擔保之銀行信貸。

梁先生已向本集團簽署多份擔保契據及反擔保契據，以就本集團授予多利加集團成員公司貸款（包括累計利息）之49% 提供擔保（於本公佈日期貸款本金之總額為7,617,000港元）及就本集團替授予PEHL、 PEL或多利加集團任何成員公司之信貸（現時只含上述之銀行信貸）提供之任何擔保或抵押而引致之損失向本集團提供49%之賠償保證。本集團已就其於該等擔保契據及反擔保契據項下所承擔之債務向梁先生發出法定催款函，追討總額約為4,351,000港元，即授出貸款及截至二零零四年六月一日應計利息之49%，但未包括梁先生就本集團擔保該28,200,000港元銀行信貸所提供之賠償保證。

本集團亦已於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函。若PEHL於法定催款函指定之二十一日期內未能償還欠款，本集團現計劃提呈將PEHL（其亦為本公司之主要附屬公司（定義見上市規則））清盤之呈請。本公司將於提呈PEHL清盤之呈請後作進一步公佈。

倘此事件有任何重大發展，本公司將作進一步公佈。

多利加集團資料

多利加集團（其中包括PEHL及PEL）主要在香港及中國從事有關消防服務、給水及排水及工廠之機電工程項目、工程設計、地盤管理、設備供應及安裝。

截至二零零三年十二月三十一日止年度，PEL之未經審核除稅前及除稅後淨虧損均約為9,949,000港元。截至二零零二年十二月三十一日止年度，PEL之經審核除稅前及除稅後淨虧損分別約為69,556,000港元及70,594,000港元。PEL於二零零三年十二月三十一日之未經審核及於二零零二年十二月三十一日之經審核有形資產淨值分別約為負額130,256,000港元及負額120,307,000港元。由於PEL由本公司經多間居間控股公司間接持有， 因此，本公司之賬目中未有記錄PEL之投資成本。

PEL清盤之原因

本集團於二零零四年五月十一日向PEL發出多份法定催款函，要求清還若干PEL欠本集團之款項，總額約為9,371,000港元 ，PEL一直未就該等要求作出還款。於二零零四年六月 十五日，本公司接獲PEL通知PEL董事會已通過根據公司條件第228A條將PEL清盤，因PEL董事會認為PEL因其巨額負債未能繼續營業，及PEL董事會亦認為由於PEL未能合理及可行地根據公司條例項下其他條文清盤 ， 因此，清盤應根據公司條例第228A條進行。

本公司股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事名單

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「董事會」	指	本公司董事會（包括獨立非執行董事）
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「公司條例」	指	公司條例（香港法例第32章）
「董事」	指	本公司之董事（包括獨立非執行董事）
「銀豐集團」	指	Enful Holdings Limited及其附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「積架集團」	指	Jaeger Oil & Chemical Holdings Limited及其附屬公司
「上市規則」	指	聯交所證券上市規則
「梁先生」	指	梁博程先生
「PEHL」	指	Polycrown Engineering (Holdings) Limited，其為本公司間接持有51%之附屬公司
「PEL」	指	多利加工程有限公司，其為PEHL之全資附屬公司
「PEL董事會」	指	PEL之董事會
「多利加集團」	指	PEHL及其附屬公司（包括PEL）
「中國」	指	中華人民共和國
「聯交所」	指	香港聯合交易所有限公司
「Virtyre」	指	Virtyre Limited，其為本公司之全資附屬公司
「海天置業」	指	珠海東方海天置業有限公司，其為於中國成立之公司及本公司之全資附屬公司

承董事會命
東方有色集團有限公司
董事總經理
王幸東

香港，二零零四年六月十六日

**僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

公佈

> 於二零零四年六月十五日，本公司接獲PEL通知PEL董事會已通過根據公司條例第228A條將PEL清盤。
>
> PEL清盤將導致本集團被一家銀行要求清還一筆授予PEL(並獲本集團擔保)約28,200,000港元(合計至二零零四年四月三十日之本金及應付利息)之銀行信貸，而本集團將以現金及銀行存款作清還。然而，董事會認為該還款不會對本集團造成任何重大不良影響。
>
> **本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。**

背景

於二零零四年六月十五日，本公司接獲PEL通知PEL董事會已通過根據公司條例第228A條將PEL清盤及富理誠有限公司之蔣宗森先生及Roderick John Sutton先生已獲委任為PEL之聯席及個別臨時清盤人。

PEL為PEHL之全資附屬公司。PEL營業至二零零四年六月十五日，而臨時清盤人正檢閱PEL之事務並將執行有關將PEL清盤之適當行動。本公司間接持有PEHL 51%實益權益，其餘49%由Polyrich Profits Limited持有。據本公司所知，其為由梁先生全資擁有之公司。梁先生亦分別為PEHL及PEL之董事。

根據本集團之經審核綜合賬目及PEL之未經審核賬目(均於及截至二零零三年十二月三十一日止年度)，由於PEL之未經審核收益佔本集團於二零零三年十二月三十一日止年度之經審核綜合總收益約40%，根據上市規則第13.25(2)條，PEL被界定為本公司之"主要附屬公司"。

PEL清盤可能導致一家銀行要求清還一筆授予PEL約28,200,000港元(合計至二零零四年四月三十日之本金及應付利息)之銀行信貸，惟董事會不預期PEL清盤將會對本集團造成任何重大不良影響。該銀行信貸已由本集團之一項投資物業及擔保書作抵押。倘因PEL清盤而被要求清還該銀行信貸，本集團將以現金及銀行存款(於二零零三年十二月三十一日約為199,000,000港元)作清還。然而，董事會認為該還款不會對本集團造

儘管PEL之未經審核收益佔本集團於二零零三年十二月三十一日止年度之經審核綜合總收益約40%，董事會考慮到其自截至一九九八年十二月三十一日止之財政年度起已經持續虧損，因此，PEL清盤符合本集團之利益，因本集團可將資源更有效地分配在其他能為本集團帶來利潤之業務上。

除多利加集團外，Virtyre、海天置業及積架集團和銀豐集團之若干成員公司均為本公司之"主要附屬公司"(定義見上市規則第13.25(2)條)。Virtyre主要於香港從事房地產租賃業務。海天置業主要於中國從事房地產發展。銀豐集團主要於香港及中國從事製造、銷售及安裝防火門與防火材料及產品、室內工程、環保建築工程及保護項目之業務。積架集團主要從事工業潤滑油產品生產及分銷。

誠如本公司於二零零三年年報所載述，本集團致力清除不良資產及保留對本集團發展有利之項目和資產。因此，董事會認為PEL因虧損而進行清盤並不違反本公司及其股東之整體利益。

本集團之主要業務包括：(i)工業潤滑油產品與門類及木製品之製造及貿易；(ii)機電工程項目與建築及環境保護項目之專業建築業務；及(iii)房地產發展及租賃。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事名單

而被要求清還該銀行信貸，本集團將以現金及銀行存款（於二零零三年十二月三十一日約為199,000,000港元）作清還。然而，董事會認為該還款不會對本集團造成重大不良影響。本集團因PEL清盤而引致之最高潛在責任總額預期約為28,200,000港元，即上述可能須清還由本集團擔保之銀行信貸。

梁先生已向本集團簽署多份擔保契據及反擔保契據，以就本集團授予多利加集團成員公司貸款（包括累計利息）之49%提供擔保（於本公佈日期貸款本金之總額為7,617,000港元）及就本集團替授予PEHL、PEL或多利加集團任何成員公司之信貸（現時只含上述之銀行信貸）提供之任何擔保或抵押而引致之損失向本集團提供49%之賠償保證。本集團已就其於該等擔保契據及反擔保契據項下所承擔之債務向梁先生發出法定催款函，追討總額約為4,351,000港元，即授出貸款及截至二零零四年六月一日應計利息之49%，但未包括梁先生就本集團擔保該28,200,000港元銀行信貸所提供之賠償保證。

本集團亦已於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函。若PEHL於法定催款函指定之二十一日期內未能償還欠款，本集團現計劃提呈將PEHL（其亦為本公司之主要附屬公司（定義見上市規則））清盤之呈請。本公司將於提呈PEHL清盤之呈請後作進一步公佈。

倘此事件有任何重大發展，本公司將作進一步公佈。

多利加集團資料

多利加集團（其中包括PEHL及PEL）主要在香港及中國從事有關消防服務、給水及排水及工廠之機電工程項目、工程設計、地盤管理、設備供應及安裝。

截至二零零三年十二月三十一日止年度，PEL之未經審核除税前及除税後淨虧損均約為9,949,000港元。截至二零零二年十二月三十一日止年度，PEL之經審核除税前及除税後淨虧損分別約為69,556,000港元及70,594,000港元。PEL於二零零三年十二月三十一日之未經審核及於二零零二年十二月三十一日之經審核有形資產淨值分別約為負額130,256,000港元及負額120,307,000港元。由於PEL由本公司經多間居間控股公司間接持有，因此，本公司之賬目中未有記錄PEL之投資成本。

PEL清盤之原因

本集團於二零零四年五月十一日向PEL發出多份法定催款函，要求清還若干PEL欠本集團之款項，總額約為9,371,000港元，PEL一直未就該等要求作出還款。於二零零四年六月十五日，本公司接獲PEL通知PEL董事會已通過根據公司條件第228A條將PEL清盤，因PEL董事會認為PEL因其巨額負債未能繼續營業，及PEL董事會亦認為由於PEL未能合理及可行地根據公司條例項下其他條文清盤，因此，清盤應根據公司條例第228A條進行。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事名單

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「董事會」	指	本公司董事會（包括獨立非執行董事）
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「公司條例」	指	公司條例（香港法例第32章）
「董事」	指	本公司之董事（包括獨立非執行董事）
「銀豐集團」	指	Enful Holdings Limited及其附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「積架集團」	指	Jaeger Oil & Chemical Holdings Limited及其附屬公司
「上市規則」	指	聯交所證券上市規則
「梁先生」	指	梁博程先生
「PEHL」	指	Polycrown Engineering (Holdings) Limited，其為本公司間接持有51%之附屬公司
「PEL」	指	多利加工程有限公司，其為PEHL之全資附屬公司
「PEL董事會」	指	PEL之董事會
「多利加集團」	指	PEHL及其附屬公司（包括PEL）
「中國」	指	中華人民共和國
「聯交所」	指	香港聯合交易所有限公司
「Virtyre」	指	Virtyre Limited，其為本公司之全資附屬公司
「海天置業」	指	珠海東方海天置業有限公司，其為於中國成立之公司及本公司之全資附屬公司

承董事會命
東方有色集團有限公司
董事總經理
王幸東

香港，二零零四年六月十六日

*僅供識別